UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nuvelo, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67072M103

(CUSIP Number)

Ivy B. Dodes

Credit Suisse

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072M103	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

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 This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 6, 2004 (the “Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of Nuvelo, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 201 Industrial Road, Suite 310, San Carlos, CA 94070. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

DLJ ESC II, L.P. (“ESC II”), Sprout Capital VIII, L.P. (“Sprout VIII”) and Sprout Venture Capital, L.P. (“Sprout VC”) are Delaware limited partnerships which make investments for long-term appreciation.

DLJ Capital Corporation (“DLJCC”) and DLJ Long Term Investment Corporation (“DLJ LTIC”) are Delaware corporations and wholly-owned subsidiaries of CS USA Inc. DLJCC acts as a venture capital partnership management company and makes investments for long-term appreciation. DLJCC is also the managing general partner of Sprout VIII and Sprout VC and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout VIII and Sprout VC. DLJCC, ESC II, Sprout VIII and Sprout VC are collectively referred to as the “Purchasing Entities.”

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DLJ Associates VIII, L.P. (“DLJ Associates VIII”), a Delaware limited partnership and a general partner of Sprout VIII, makes investments for long-term appreciation. DLJ Capital Associates VIII, Inc. (“DLJ Capital Associates VIII”), a Delaware corporation and a wholly-owned subsidiary of DLJCC, is the managing general partner of DLJ Associates VIII.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the managing general partner of ESC II and is responsible for its day to day operations. DLJLBO is a registered investment adviser and makes all of the investment decisions on behalf of ESC II. DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which is a holding company and a wholly-owned subsidiary of CS USA Inc.

The Purchasing Entities, DLJ LTIC, DLJLBO, CSFBPE, DLJ Associates VIII and DLJ Capital Associates VIII are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own Shares to which this Schedule 13D relates and such Shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Schedule 13D to beneficially own shares of Common Stock held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and those CS Entities that are corporations are set forth on Schedules A-1 through A-9 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the

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Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:
•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-

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dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

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•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

The Voting Trust was closed in June 2005.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)           As of March 13, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 1,248,322 shares of Common Stock, consisting of (i) 875,415 shares of Common Stock held directly by Sprout VIII, (ii) 130,088 shares of Common Stock held directly by Sprout VC, (iii) 7,230 shares of Common Stock held directly by DLJCC, (iv) 188,667 shares of Common Stock held directly by ESC II, (v) 15,713 shares of Common Stock held directly by DLJ LTIC and (vi) 31,209 shares of Common Stock held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 2.5% of the outstanding shares of Common Stock as of March 13, 2006.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, beneficially owns any additional shares of Common Stock.

(b)           There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, among the entities that comprise the Reporting Person, as to all shares of Common Stock referenced in paragraph 5(a).

(c)           No transactions in the shares of Common Stock were effected by the Reporting Person during the 60 days prior to March 14, 2006, other than those effected by CS Sec USA LLC in the ordinary course of its business, as is set forth in Schedule B, which is incorporated by reference herein.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or the CS Entities.

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(e)           On January 6, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006

CREDIT SUISSE, on behalf of the

INVESTMENT BANKING division

By: /s/ Ivy B. Dodes

Name: Ivy B. Dodes

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SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Chairman of the Investment Banking Management Committee	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Head of Information Technology	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Equities	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Head of Alternative Capital	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Investment Banking Department	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of Equities	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Head of Investment Banking Support	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Chief Client Officer	Nigeria

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Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Investment Banking Department	United States

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SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

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SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
John Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Director and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Director and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Director and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

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SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LONG TERM INVESTMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Long Term Investment Corporation. The business address of DLJ Long Term Investment Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Director, President and Treasurer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

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SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer Funds Management	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE B

The following table lists all trades effected by CS Sec USA LLC in the Common Stock during the 60 days prior to March 14, 2006.

Trade Date	Booking Entity	Buy/Sell	Product Type	Exchange	Product	Quantity	Price
1/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	234	15.28
1/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,652	15.31
1/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	534	15.30
1/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	15.06
1/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	234	14.94
1/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	216	15.00
1/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	8,277	14.97
1/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	14.97
1/18/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	17	14.92
1/18/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	536	15.00
1/18/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,523	14.93
1/18/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	14.99
1/18/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	14.92
1/18/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	14.99
1/19/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,419	15.58
1/19/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	3,474	15.65
1/19/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	954	15.92
1/19/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	16.00
1/19/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	300	15.87
1/19/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	411	15.95
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	702	15.54
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	17	15.55
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	117	15.55
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	117	15.55
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	117	15.55
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	200	15.55
1/20/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	15.61
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	15.55
1/20/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	15.55
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	378	15.48
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,151	15.46
1/23/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,800	15.68
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	264	15.42
1/23/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	500	15.51
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	11,600	15.39
1/23/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	207	15.85
1/23/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3	16.18
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	18,620	15.39
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,574	15.53
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	741	15.41
1/23/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,400	15.41
1/23/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	106	15.41
1/24/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,525	15.05

20

1/24/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,803	15.07
1/24/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,875	15.00
1/24/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	395	15.06
1/24/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,800	15.09
1/25/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	34	15.41
1/25/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	166	15.42
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	15.42
1/25/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	588	15.37
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	150	15.36
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	303	15.36
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	167	15.32
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	15.36
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	15.34
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	49	15.33
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	63	15.36
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	15.33
1/25/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	15.34
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,789	15.42
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	700	15.36
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	72	15.32
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,288	15.35
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	600	15.13
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,097	15.39
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	15.11
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	787	15.38
1/26/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,724	15.23
1/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	400	15.36
1/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	520	15.25
1/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	780	15.30
1/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	585	15.34
1/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,100	15.39
1/30/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	117	15.90
1/30/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	6,960	16.03
1/30/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,320	16.03
1/30/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	537	16.03
1/30/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	17	16.04
1/30/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	351	15.93
1/30/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	768	16.02
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,000	17.00
1/31/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	502	17.19
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	400	17.04
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	350	16.60
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	59	17.05
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,800	16.60

21

1/31/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,085	17.17
1/31/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	521	16.98
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,700	16.72
1/31/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	161	17.15
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	470	17.15
1/31/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	334	17.23
1/31/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	106	17.03
2/1/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	16.94
2/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	300	16.96
2/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	216	16.95
2/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	354	17.01
2/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,144	17.02
2/1/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	146	17.15
2/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	17.18
2/1/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	200	17.12
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,716	16.67
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	500	16.56
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	117	16.52
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,370	16.70
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	277	16.68
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	145	16.50
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	739	16.61
2/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	236	16.53
2/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	16.95
2/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	16.59
2/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	236	16.49
2/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	490	16.52
2/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	16.60
2/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	16.60
2/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	692	16.52
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,441	16.29
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	200	16.15
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	22,344	16.24
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	552	16.24
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	32	16.24
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	491	16.23
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	641	16.42
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,280	16.27
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	501	16.24
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	890	16.27
2/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	16.19
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	200	16.13
2/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,734	16.09
2/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	15,210	16.53

22

2/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	517	16.42
2/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,747	16.34
2/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,408	16.37
2/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	4,099	16.31
2/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,473	16.86
2/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	179	16.96
2/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	465	17.12
2/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	611	16.98
2/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	944	17.31
2/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	17.08
2/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,400	17.15
2/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	300	17.02
2/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	548	17.01
2/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	59	17.58
2/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	101	17.39
2/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	578	17.05
2/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,824	17.05
2/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,554	17.05
2/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,479	16.97
2/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	341	16.98
2/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,808	17.15
2/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,352	17.17
2/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,752	17.01
2/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,206	17.15
2/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,598	17.00
2/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	459	17.02
2/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,622	17.00
2/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	67	17.00
2/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,680	16.99
2/14/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	758	17.54
2/14/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,398	17.49
2/14/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,080	17.59
2/14/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	289	17.51
2/15/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,068	18.38
2/15/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,417	18.37
2/15/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	508	18.44
2/16/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,321	18.41
2/16/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,504	18.45
2/16/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,430	18.39
2/16/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	394	18.41
2/17/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	243	18.66
2/17/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	79	18.10
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	34	17.69
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	918	17.65

23

2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	17.66
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,312	17.72
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	218	17.71
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	300	17.62
2/21/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	790	17.64
2/22/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	118	17.47
2/22/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,685	17.43
2/22/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,260	17.43
2/22/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	118	17.45
2/22/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	521	18.10
2/22/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	357	18.10
2/27/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	472	17.49
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	645	17.87
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,744	17.89
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	136	17.89
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	17.88
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	490	18.04
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	18.02
2/27/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	220	18.06
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	168	17.10
2/28/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	18	17.30
2/28/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	236	17.30
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	276	17.27
2/28/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	218	17.29
2/28/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	95	17.14
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	118	17.13
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	154	17.17
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	300	17.29
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,401	17.11
2/28/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	26,157	17.12
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	205	17.85
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	128	17.83
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	273	17.83
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	17.91
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	342	17.77
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	68	17.72
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	63	17.82
3/1/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	17.74
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	37	17.59
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	68	17.56
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,362	17.61
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	473	17.62
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	137	17.51
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	649	17.53

24

3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	400	17.56
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	6,800	18.00
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	500	17.86
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	274	18.00
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	137	17.90
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,737	18.00
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	17.60
3/2/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	68	17.60
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	237	17.82
3/2/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	300	17.68
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,593	17.50
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	300	17.56
3/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	790	17.45
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,784	17.51
3/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	667	17.45
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	207	17.73
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,788	17.49
3/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,070	17.45
3/3/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	17.40
3/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	448	17.49
3/3/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	208	17.42

25

3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	628	17.07
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,259	16.87
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	562	16.97
3/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	562	16.97
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	500	17.05
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	567	17.23
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	562	16.97
3/6/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	562	16.97
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	411	16.99
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,833	16.85
3/6/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	16.82
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	80	16.98
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	80	16.98
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	4,100	16.88
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	2,200	16.72
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,473	16.96
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	159	16.98
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	159	16.98
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,003	16.96
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	79	16.98
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	79	16.98
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	8,100	16.83
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,985	16.92
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,800	16.86
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	74	16.89
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	337	16.83
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,607	16.96
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	247	16.97
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	247	16.97
3/7/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	247	16.96
3/7/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	247	16.96
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	159	16.98
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	159	16.98
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	494	16.69
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	33	16.60
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	3,710	16.66
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	7,045	16.66
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	8,000	16.62
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	779	16.82
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	779	16.82
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	50	16.82
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	779	16.82
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	779	16.82
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	9,699	16.66
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	300	16.69
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,362	16.65

26

3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	439	16.67
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	600	16.63
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	7,400	16.62
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	789	16.67
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,243	16.64
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	50	16.82
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	996	16.83
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	137	17.05
3/8/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,744	16.85
3/8/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	16.93
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	16.51
3/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	518	16.48
3/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	174	16.48
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	95	16.64
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	200	16.63
3/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,816	16.48
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	100	16.63
3/9/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	200	16.51
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	30,391	16.82
3/9/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	7,594	16.23
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	116	16.23
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	116	16.23
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	433	16.47
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	69	16.37
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	2,567	16.46
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	116	16.30
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	1,092	16.46
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,816	16.67
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	3,816	16.67
3/10/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,816	16.67
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	3,816	16.67
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	4,092	16.46
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	617	16.65
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	1,170	16.71
3/10/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	600	16.51
3/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	247	17.00
3/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	37	16.92
3/13/2006	CS Sec USA LLC	Buy	Equity Trade	OTC	NUVELO INC	10,000	16.95
3/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	100	16.95
3/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	3,700	16.95
3/13/2006	CS Sec USA LLC	Sell	Equity Trade	OTC	NUVELO INC	6,200	16.95

27